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                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                       (First Amendment to the
                 Amended and Restated Schedule 13D)*

                 United States Cellular Corporation
   ______________________________________________________________
                          (Name of Issuer)

                   Common Shares ($1.00 par value)
_________________________________________________________________
                   (Title of Class of Securities)

                              911684108
   ______________________________________________________________
                           (CUSIP Number)

   LeRoy T. Carlson, Jr.   (312) 630-1900
   Telephone and Data Systems, Inc.
   30 N. LaSalle Street, Suite 4000, Chicago, Illinois  60602
   ______________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to
    Receive Notices and Communications)

                           August 11, 1994
   ______________________________________________________________
       (Date of Event which Requires Filing of this Statement)

   If  the  filing person  has  previously filed  a  statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box  .

   Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).
   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                  SEC 1746(12-91)

                                     SCHEDULE 13D

     CUSIP No.      911684108                              Page  2  of  9  Pages
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Telephone and Data Systems, Inc.
           36-2669023

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                        (b)  x

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*
           00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
           Iowa

                          7  SOLE VOTING POWER  63,878,869 - Includes 33,005,877
           NUMBER OF          Series A Common Shares which have ten votes per
             SHARES           share on all matters and are convertible on a
         BENEFICIALLY         share-for-share basis into Common Shares and
           OWNED BY           30,872,992 Common Shares.  See Item 5 for
             EACH             further explanation.
           REPORTING
            PERSON        8   SHARED VOTING POWER
             WITH                   -0-

                          9   SOLE DISPOSITIVE POWER
                                Same as 7 above.
                         10   SHARED DISPOSITIVE POWER
                                -0-

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Same as 7 above.

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   Reporting person
          beneficially owns 100% of the Series A Common Shares of the Issuer
									 and approximately 68.1% of the Common Shares of the Issuer for a
									 combined total of approximately 81.6% of the Issuer's outstanding
									 classes of stock and approximately 96.1% of their combined voting
									 power.

    14   TYPE OF REPORTING PERSON*
           CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      **Based on 45,315,014 Common Shares and 33,005,877 Series A Common Shares outstanding on August 11, 1994.

                                     SCHEDULE 13D

     CUSIP No.      911674108                               Page  3  of  9 Pages

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The voting Trust under Agreement dated June 30, 1989
            36-6925012

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  x
                                                                        (b)

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*
           00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


     6   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

         NUMBER OF        7   SOLE VOTING POWER
          SHARES                -0-
       BENEFICIALLY
         OWNED BY         8   SHARED VOTING POWER  63,878,869 - Includes
           EACH               33,005,877 Series A Common Shares which have
									REPORTING											 ten votes per share on all matters and are
          PERSON              convertible on a share-for-share basis into Common
											WITH						         Shares and 30,872,992 Common Shares. See Item 5 of
																														for further explanation.

                          9   SOLE DISPOSITIVE POWER
                                -0-
                         10   SHARED DISPOSITIVE POWER
                                Same as 8 above.

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Same as 8 above.

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  Reporting person beneficially owns 100% of the Series A Common Shares of the Issuer
										 and approximately 68.1% of the Common Shares of the Issuer for a
										 combined total of approximately 81.6% of the Issuer's outstanding
										 classes of stock and approximately 96.1% of their combined voting
										 power.

    14   TYPE OF REPORTING PERSON*
           00

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      **Based on 45,314,014 Common Shares and 33,005,877 Series A Common Shares outstanding on August 11, 1994.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of 9


        This  Amendment Number  5  to  the Amended  and  Restated
   Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., an Iowa corporation ("TDS"). This amended Schedule 13D, among other things, discloses the acquisition by TDS of Common Shares, par value
   $1.00 per share ("Common Shares"), and/or Series A Common Shares, par value $1.00 per share ("Series A Common Shares") of United States Cellular Corporation, a Delaware corporation (the "Issuer").


   Item 1.    Security and Issuer.
              --------------------

              This statement relates to the Common Shares of  the
   Issuer.   The  principal  executive office  of  the Issuer  is
   located   at   8410 West   Bryn   Mawr,   Suite 700,  Chicago,
   Illinois 60631.


   Item 2.    Identity and Background.
              ------------------------

              TDS and The Voting Trust under Agreement dated June 30, 1989 ("The Voting Trust"), are filing this
              Schedule 13D amendment concerning their direct and indirect beneficial ownership of Common Shares. The following sets forth Items 2(a) through 2(f) for each person.

              TDS. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS has established local telephone and developing cellular telephone and radio paging operations. Information with respect to the directors and executive officers of TDS is set forth on Appendices A, B and D attached hereto.

              The Voting Trust. The principal business address of The Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The information with respect to the trustees of The Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

              During the last five years, neither TDS, The Voting
   Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


              During the last five years, neither TDS, The Voting
   Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a consequence of which any such person was or is subject to a
		 judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.    Source and Amount of Funds or Other Consideration.
              --------------------------------------------------

              As of June 28, 1994, an aggregate of 26,999 Common Shares which, individually, constituted a non-material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS in consideration for the assignment of TDS's right, title and interest in minority

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of 9


   interest holdings in certain MSAs pursuant to an Exchange Agreement dated as of June 14, 1994. The implicit price per share was $29.00, which was determined by using the average closing price for Common Shares on the American Stock Exchange (the "AMEX") for the five trading days immediately preceding June 15, 1994.

              As of August 11, 1994, an aggregate of 505,304 Common Shares were issued to TDS in consideration for the assignment of TDS's right, title and interest in an RSA pursuant to two Exchange Agreements dated as of April 15,
   1994. The implicit price per share was $29.17 which was determined by using the average closing price for Common Shares of the Issuer on the AMEX for the five trading days immediately preceding August 11, 1994.

              As of August 11, 1994, TDS is expected to acquire additional Common Shares pursuant to Exchange Agreements and the conversion of the Issuer's Preferred Shares into Common Shares by TDS. Based on the five day average closing prices of TDS's and the Issuer's Common Shares as of August 11, 1994, 2,827,805 would be deliverable to TDS. The number of Common Shares which will actually be delivered to TDS will be determined immediately prior to the closing of the respective acquisitions. It is expected that the pending acquisitions discussed in this Item 3 will close on or before February 11, 1994.

              The Issuer has an ongoing acquisition program in conjunction with TDS, whereby the Issuer will acquire, directly or indirectly, all or a portion of the capital stock, partnership interests or assets of, or other interest in, entities (the "Market Entity Assets") which have received or may receive a license from the Federal Communications Commission to provide cellular telephone service. In some of these acquisitions, TDS may acquire the Market Entity Assets through the issuance of TDS shares and thereafter assign such assets to the Issuer in exchange for the Issuer's shares pursuant to exchange agreements. Pursuant to these exchange agreements, the Issuer delivers that number of its shares to TDS having a fair market value equal to the fair market value of the TDS shares which are issued in connection with such acquisitions (e.g., the Issuer will typically deliver that number of Common Shares to TDS determined by dividing the average closing price for the Common Shares on the AMEX for the five trading days immediately preceding the date of delivery of such Common Shares, $1.00 par value, of TDS into the product of that number of TDS Common Shares delivered by TDS multiplied by the average closing price of TDS Common Shares on the AMEX during such period).


   Item 4.    Purpose of Transaction.
              -----------------------


              The information contained in the first Item 3, pages 4 and 5, is incorporated herein by reference.

              (a) - (j)  -  None.


   Item 5.    Interest in Securities of the Issuer.
              -------------------------------------

        (I)   TDS.
              ----

              (a) At August 11, 1994, TDS may be deemed to beneficially own an aggregate of 63,878,869 Common Shares which is approximately 81.6% of such shares outstanding. This includes 33,005,877 Series A Common Shares which have ten votes per share on all matters and are

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 of 9


                    convertible  on  share-for-basis into  Common
                    Shares, and 30,872,992 Common Shares.

              (b)  (i)   Sole Power to Vote or Direct the Vote:
                         -------------------------------------

                         TDS  is the  direct beneficial  owner of
                         30,872,992 Common  Shares and 33,005,877
                         Series A   Common  Shares   representing
                         approximately 81.6%  of  all classes  of
                         common  shares  of   the  Issuer.    The
                         Series A Common  Shares  have ten  votes
                         per  share  on   all  matters  and   are
                         convertible  on a  share-for-share basis
                         into Common Shares.  TDS has sole voting
                         power  with respect  to an  aggregate of
                         63,878,869   shares   which   represents
                         approximately  96.1%   of  the  combined
                         voting power of the Common Shares and the Series A Common Shares.

                  (ii)   Shared Power to Vote or Direct the Vote:
                         ----------------------------------------

                         None.

                 (iii)   Sole Power to Dispose or Direct the
                         Disposition:
                         ----------------------------------------

                         TDS  has   sole  power  to   dispose  of
                         30,872,992 Common  Shares and 33,005,877
                         Series  A  Common  Shares,  representing
                         81.6% of all classes of capital stock outstanding.

                  (iv)   Shared Power to Dispose or Direct the
                         Disposition:
                         ----------------------------------------
                         None.

              (c) None. The information set forth in the first paragraph of Item 3, pages 4 and 5, is incorporated herein by reference.

              (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Shares beneficially owned by TDS.

              (e)   Not Applicable.


        (II)  Directors and Executive Officers of TDS.
              ----------------------------------------

              (a) - (b)  See  Appendix  C  attached  hereto   and
                         incorporated herein by reference.

              (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in the Common Shares by any Director or Executive Officer of TDS.

              (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 7 of 9


                    from the sale of Common Shares beneficially owned by the persons listed in Appendix D.

              (e)   Not applicable.


        (III)  The Voting Trust.
               -----------------

               (a) At August 11, 1994, pursuant to Rule 13d-3(d)(1)(i), The Voting Trust may be deemed to beneficially own an aggregate of 63,878,869 Common Shares representing 81.6% of such shares. This includes 30,872,992 Common Shares and 33,005,877 Series A Common Shares.

               (b)  (i)  Sole Power to Vote or Direct the Vote:
                         --------------------------------------

                         None.

                    (ii) Shared Power to Vote or Direct the Vote:
                         ----------------------------------------

                         The  Voting Trust Trustees  are trustees
                         of the Voting Trust which is  the direct
                         beneficial  owner   of  Series A  Common
                         Shares  of   TDS.    The   Voting  Trust
                         Trustees   hold  and   vote  6,249,253.4
                         Series  A Common  Shares of TDS  held in
                         the    Voting     Trust,    representing
                         approximately  90.8% of  the outstanding
                         Series A  Common  Shares  of  TDS,   and
                         approximately  53.6%   of  the  combined
                         voting  power  of  such  Series A Common
                         Shares  and Common Shares.1   Therefore,
                         the Voting Trust may direct a majority of the combined voting power of TDS, which has the sole voting power with respect to approximately 96.1% of the combined voting power of the Issuer (see above discussion concerning beneficial ownership of the Issuer by TDS).

                    (iii) Sole Power to Dispose or Direct the
                          Disposition:
                          ---------------------------------------

                         None.

                   (iv)  Shared Power to Dispose or Direct the
                         Disposition:
                         ----------------------------------------

                         The   information   contained  in   Item
                         5.III(b)(ii)   above   is   incorporated
                         herein   by  reference.     Through  the
                         ability to direct a majority of the combined voting power of TDS, The Voting Trust trustees share the power to direct the disposition of 30,872,992 Common Shares and 33,005,877 Series A

   ----------------------------------
   1    Based  on 47,830,528 Common  Shares of  TDS and 6,885,573
        Series A Common Shares outstanding on August 11, 1994.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 8 of 9

                         Common Shares, representing 81.6% of all classes of capital stock outstanding of the Issuer.


               (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares by The Voting
                    Trust.

               (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by The Voting Trust.

               (e)  Not Applicable.

   Item 6.     Contracts,    Arrangements,    Understandings   or
               Relationships with Respect to Securities of the Issuer.
               -------------------------------------------------------

               The Voting Trust holds  Series A Common Shares  of
   TDS and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the Series A Common Shares of TDS held in the trust.

               The Voting Trust Trustees hold and vote 6,249,253.4 Series A Common Shares of TDS held in the Voting Trust, representing 90.8% of the outstanding Series A Common Shares of TDS, and approximately 53.6% of the combined voting power of the Series A Common Shares and Common Shares. Therefore, the Voting Trust Trustees may direct the majority vote of the shares of TDS which is a beneficial owner of the Issuer.

   Item 7.     Material to be Filed as Exhibits.
               ----------------------------------

               None.


                          *  *  *  *  *  *

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 9 of 9

                              SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated as of August 11, 1994.

   TELEPHONE AND DATA SYSTEMS, INC.


    /s/ LeRoy T. Carlson, Jr.      /s/ LeRoy T. Carlson, Jr.
   --------------------------      --------------------------
   LeRoy T. Carlson, Jr.           LeRoy T. Carlson, Jr.
   Title:  President and Chief     Title:  Trustee
           Executive Officer


               Signature Page of the First Amendment to the
                   Amended and Restated Schedule 13D
     relating to the direct and indirect beneficial ownership in the
         Common Shares of United States Cellular Corporation by
    Telephone and Data Systems, Inc., and the Voting Trust, respectively.

   Schedule 13D                                        Appendix A
   Issuer:  United States Cellular Corporation
   Page 1 of 6 of Appendix A



                          Directors of TDS
                          ----------------

   (I)         (a)  Name:
                    ----
                    LeRoy T. Carlson

               (b)  Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Chairman of Telephone and Data Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States

   (II)        (a)  Name:
                    ----
                    LeRoy T. Carlson, Jr.

               (b)  Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    President  and  Chief  Executive  Officer  of
                    Telephone and Data Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 2 of 6 of Appendix A

   (III)       (a)  Name:
                    ----
                    Rudolph E. Hornacek

               (b)  Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President - Engineering of Telephone and
                    Data Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States


   (IV)        (a)  Name:
                    ----
                    Murray L. Swanson

               (b)  Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois 60602

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Executive  Vice   President   -  Finance   of
                    Telephone and Data Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 3 of 6 of Appendix A

   (V)         (a)  Name:
                    ----
                    James Barr, III

               (b)  Business Address:
                    ----------------
                    TDS Telecommunications Corporation
                    301 South Westfield Road
                    Madison, Wisconsin  53705-0158

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    President    of     TDS    Telecommunications
                    Corporation, a wholly owned subsidiary of Telephone and Data Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States

   (VI)        (a)  Name:
                    ----
                    Lester O. Johnson

               (b)  Residence Address:
                    -----------------
                    6209 Mineral Point Road
                    Apt. 805
                    Madison, Wisconsin  53705

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Architect in private practice.

               (d)  Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of 6 of Appendix A

   (VII)       (a)  Name:
                    ----
                    Donald C. Nebergall

               (b)  Residence Address:
                    -----------------
                    2919 Applewood Place, N.E.
                    Cedar Rapids, Iowa  52402

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Consultant  to  Telephone  and  Data Systems,
                    Inc.

               (d)  Citizenship:
                    -----------
                    United States

   (VIII)      (a)  Name:
                    ----
                    Herbert S. Wander

               (b)  Business Address:

                    Katten, Muchin & Zavis
                    525 West Monroe Street
                    Suite 1600
                    Chicago, Illinois 60606-3693

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Partner of  the law firm of  Katten, Muchin &
                    Zavis.

               (d)  Citizenship
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of 6 of Appendix A

   (IX)        (a)  Name:
                    ----
                    Walter C.D. Carlson

               (b)  Business Address:
                    ----------------
                    Sidley & Austin
                    One First National Plaza
                    Chicago, Illinois  60603

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Partner of the law firm of Sidley & Austin.

               (d)  Citizenship:
                    -----------
                    United States

   (X)         (a)  Name:
                    ----
                    Donald R. Brown

               (b)  Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    834 Ethan's Glen Drive
                    Knoxville, Tennessee  37923

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President of TDS Telecommunications
                    Corporation.

               (d)  Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 of 6 of Appendix A

   (XI)        (a)  Name:
                    ----
                    Robert J. Collins

               (b)  Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    Box 231
                    Northfield, Vermont  05663

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President of TDS Telecommunications
                    Corporation.

               (d)  Citizenship:
                    -----------
                    United States


                              * * * * *

   Schedule 13D                                        Appendix B
   Issuer:  United States Cellular Corporation
   Page 1 of 6 of Appendix B


                      Executive Officers of TDS
                      -------------------------

   (I)         (a)  Name:
                    ----
                    LeRoy T. Carlson

               (b)  Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Chairman of Telephone and Data Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States

   (II)        (a)  Name:
                    ----
                    LeRoy T. Carlson, Jr.

               (b)  Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    President  and  Chief  Executive  Officer  of
                    Telephone and Data Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 2 of 6 of Appendix B

   (III)       (a)  Name:
                    ----
                    Rudolph E. Hornacek

               (b)  Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President - Engineering of Telephone and
                    Data Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States

   (IV)        (a)  Name:
                    ----
                    Murray L. Swanson

               (b)  Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois 60602

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Executive  Vice   President   -  Finance   of
                    Telephone and Data Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 3 of 6 of Appendix B

   (V)         (a)  Name:
                    ----
                    H. Donald Nelson

               (b)  Business Address:
                    ----------------
                    United States Cellular Corporation
                    8410 West Bryn Mawr
                    Suite 700
                    Chicago, Illinois  60631

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    President  and  Chief  Executive  Officer  of
                    United States Cellular Corporation.

               (d)  Citizenship:
                    -----------
                    United States

   (VI)        (a)  Name:
                    ----
                    John R. Schaaf

               (b)  Business Address:
                    ----------------
                    American Paging, Inc.
                    1300 Godward Street NE
                    Suite 3100
                    Minneapolis, Minnesota  55413

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    President of American Paging, Inc.,  a wholly
                    owned   subsidiary  of  Telephone   and  Data
                    Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of 6 of Appendix B

   (VII)       (a)  Name:
                    ----
                    C. Theodore Herbert

               (b)  Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President-Human Resources of Telephone and Data Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States

   (VIII)      (a)  Name:
                    ----
                    Ronald D. Webster

               (b)  Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Treasurer of Telephone and Data Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of 6 of Appendix B

   (IX)        (a)  Name:
                    ----
                    Gregory J. Wilkinson

               (b)  Business Address:
                    ----------------
                    TDS Corporate Madison
                    301 South Westfield Road
                    P.O. Box 5158
                    Madison, Wisconsin  53705-0158

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President and Corporate Controller of
                    Telephone and Data Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States

   (X)         (a)  Name:
                    ----
                    George L. Dienes

               (b)  Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois   60602

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President-Corporate Development of
                    Telephone and Data Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 of 6 of Appendix B


   (XI)        (a)  Name:
                    ----
                    Michael G. Hron

               (b)  Business Address:
                    ----------------
                    Sidley & Austin
                    One First National Plaza
                    Chicago, Illinois  60603

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Partner of the law firm of Sidley & Austin.

               (d)  Citizenship:
                    -----------
                    United States

                              * * * * *

   Schedule 13D                                        Appendix C
   Issuer:  United States Cellular Corporation
   Page 1 of 2 of Appendix C


                    Trustees of The Voting Trust
                    -----------------------------

   (I)         (a)  Name:
                    ----
                    Walter C.D. Carlson

               (b)  Business Address:
                    ----------------
                    Sidley & Austin
                    One First National Plaza
                    Chicago, Illinois  60603

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Partner of the law firm of Sidley & Austin

               (d)  Citizenship:
                    -----------
                    United States

   (II)        (a)  Name:
                    ----
                    LeRoy T. Carlson, Jr.

               (b)  Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    President  and  Chief  Executive  Officer  of
                    Telephone and Data Systems, Inc.

               (d)  Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 2 of 2 of Appendix C

   (III)       (a)  Name:
                    ----
                    Letitia G. Carlson

               (b)  Business Address:
                    ----------------
                    2150 Pennsylvania Avenue, N.W.
                    Washington, D.C.  20037

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Physician

               (d)  Citizenship:
                    -----------
                    United States

   (IV)        (a)  Name:
                    ----
                    Melanie J. Heald

               (b)  Business Address:
                    ----------------
                    7410 Longmeadow Road
                    Madison, WI  53717

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Homemaker

               (d)  Citizenship:
                    -----------
                    United States

   (V)         (a)  Name:
                    ----
                    Donald C. Nebergall

               (b)  Business Address:
                    ----------------
                    2919 Applewood Place, N.E.
                    Cedar Rapids, Iowa  52402

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Consultant  to  Telephone  and  Data Systems,
                    Inc.

               (d)  Citizenship:
                    -----------
                    United States

   Schedule 13D                                        Appendix D
   Issuer:  United States Cellular Corporation
   Page 1 of 1 of Appendix D



                   Number of Common Shares
                        of the Issuer           Percentage  of Class
                     Beneficially  Owned          of the Issuer's
       Name         as of August 11, 1994          Common Shares
     ---------      ---------------------       -------------------

   James Barr, III             0                         0.0%

   Donald R. Brown             0                         0.0%

   LeRoy T. Carlson        1,243                         0.0%

   LeRoy T. Carlson, Jr.       0 (1)                     0.0%

   Walter C.D. Carlson         0                         0.0%

   Robert J. Collins          24                         0.0%

   George L. Dienes            0                         0.0%

   C. Theodore Herbert       468 (1)                     0.0%

   Rudolph E. Hornacek         0                         0.0%

   Michael G. Hron             0 (1)                     0.0%

   Lester O. Johnson           0                         0.0%

   Donald C. Nebergall       500                         0.0%

   H. Donald Nelson        4,020                         0.0%

   John R. Schaaf              0                         0.0%

   Murray L. Swanson           0                         0.0%

   Herbert S. Wander           0                         0.0%

   Ronald D. Webster           0 (1)                     0.0%

   Gregory J. Wilkinson      771                         0.0%

   (1) In accordance with the position of the SEC's Division of Corporation Finance, trustees are deemed to beneficially own shares of Common Stock held by a benefits plan which are unallocated or allocated to plan participants and for which no instructions as to voting or tendering are received. Messrs.
   Carlson Jr., Herbert, Hron and Webster were the trustees of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan
   (the "Trustees") as of the Issuer's most recent Annual Meeting.
   With respect to the Issuer's  Annual  Meeting  held  on  May 5,
		 1994, plan participants did not provide voting instructions as to 53,062.4 Common Shares allocated to the plan participants.
   The trustees disclaim beneficial ownership of such shares.